CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

03037458

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

03 NOV 18 AM 7:21

Madrid, 13 November 2003

SUPPL

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli
Finance Director

dlw 11/18

03 NOV 18 AM 7:21

RELEVANT FACT

Audit Committee pursuant to Law 44/2002

In response to your request dated 16 October 2003, the following is to inform you that:

Since 1999, this Company has an Audit Committee, whose responsibilities and operating rules are established in the Code of Good Governance of SISTEMA MAPFRE. This Code, which anticipated the regulations and recommendations regarding corporate governance and transparency that have recently been introduced, contains a comprehensive definition of the institutional and business principles that must be followed by the group of companies to which CORPORACIÓN MAPFRE, S.A. belongs, as well as all the relevant rules for their respective governing bodies and delegated committees.

In compliance with art. 47 of the Law on Reform Measures for the Financial System (Law 44, dated 22 November 2002: 'Ley de Medidas de Reforma del Sistema Financiero'), the Company, as agreed by its Board of Directors in its meeting of 12 March 2003, modified the composition of its Audit Committee to comply with the new legal requirement, which establishes that such committee be chaired by a non-executive member of the board of directors, by appointing Mr. Manuel Jesús Lagares Calvo, an independent board member, as its Chairman in replacement of Mr. Domingo Sugranyes Bickel. All members of the Audit Committee of CORPORACIÓN MAPFRE, S.A. are external board members, with the exception of the Secretary of the Committee, who is Secretary of the Board of Directors as well. Presently, the Audit Committee is composed by the following members:

Name	Position as Board Member
Mr. Manuel Jesús Lagares Calvo (Chairman)	Independent
Mr. Carlos Alvarez Jiménez (First Vice-Chairman)	Appointed by the parent company
Mr. Francisco Ruiz Risueño (Second Vice-Chairman)	Appointed by the parent company (independent member of the board of directors of the parent company)
Mr. Luis Hernando de Larramendi Martínez	"
Mr. Antonio Miguel-Romero de Olano	"
Mr. Alfonso Rebuelta Badías	"
Mr. José Manuel González Porro (Member and Secretary)	Executive

Below please find the rules applicable to the Audit Committee of CORPORACIÓN MAPFRE, S.A. that are contained in the Code of Good Governance of SISTEMA MAPFRE. Since it was approved in the year 2000, this Code has been distributed to a large number of shareholders and investors and several copies of it have been given to

the Comisión Nacional del Mercado de Valores (Spanish Securities and Exchange Commission):

I. Main Functions

The Audit Committee is the body, to which the Board of Directors has delegated the authority to coordinate the development of both the internal and external auditing policies applicable to CORPORACIÓN MAPFRE and its subsidiaries.

These functions, as well as the responsibilities detailed further on, shall be carried out without detriment to:

a) The faculties that the applicable laws and the articles of association confer to the Representative and Managerial Bodies of CORPORACIÓN MAPFRE and its subsidiaries

b) The faculties conferred to the Audit Committee of Sistema Mapfre (the Mapfre Group) in order to coordinate the development of the auditing policy for the Group as a whole.

II. Responsibilities

In order to be able to carry out its main functions, the Audit Committee shall be responsible for the following:

1. Internal Control: the Committee shall verify that the Company is managed efficiently and in accordance with standardised procedures that are regularly updated to reflect the targets and strategies set by the Executive Bodies, and shall ensure that the principle of separation of Authorisation, Custody and Record is enforced.

2. Accounting Policy: the Committee shall verify the degree of compliance with the accounting policy guidelines set by the Legal Affairs Unit of SISTEMA MAPFRE.

3. Economic and Financial Information: the Committee shall verify that the information used to take management decisions is truthful, complete and sufficient, and it shall also ensure that the economic and financial information prepared in compliance with legal or voluntary requirements is correct and delivered within the relevant deadlines.

4. Auditing Plans: the Committee shall be aware of the management plans for the subsidiaries of CORPORACIÓN MAPFRE and shall propose any modifications that it deems appropriate.

5. Management reports and Annual Accounts: the Committee shall revise the reports of the subsidiaries of CORPORACIÓN MAPFRE ahead of their publication.

6. Recommendations: the Committee shall analyse the answers given by the subsidiaries to the recommendations and suggestions made by the External Auditors and the Internal Auditing Services.

7. Financial Information: the Committee shall review the financial information that the boards of directors of CORPORACIÓN MAPFRE and of its listed subsidiaries must furnish periodically to the financial markets and to official supervisory bodies.

III. Composition of the Audit Committee

The Audit Committee of CORPORACIÓN MAPFRE shall be formed by no more than seven members. All of them shall be members of the Board of Directors of CORPORACIÓN MAPFRE, the majority of them being non-executive members.

The Second Vice-Chairman and the Secretary shall hold the same position on the Board of Directors.

IV. Schedule of Meetings and Adoption of Agreements

- The Audit Committee shall hold an ordinary meeting every six months, and as many extraordinary meetings as it deems necessary.

- The meetings are called by the Secretary – or by anybody acting on his/her behalf – by order of the Chairman, who in turn may act on his/her own initiative or at the request of no less than two members, who, should the meeting not be held within a period of ten days, will have the power to call it directly through a notification sent by a notary public.

  The notification may be sent by letter, e-mail, telex or telegram with at least a seventy-two hours notice. Meetings may be validly held without prior notification when all members attend and unanimously agree to hold them.

  The Chief Auditor of CORPORACIÓN MAPFRE shall attend the meetings as a speaker. The senior executives of CORPORACIÓN MAPFRE and of its subsidiaries, as well as the External Auditors, may be summoned to the meetings whenever deemed necessary.

  In order to better perform its duties, the Audit Committee may request advice from external professionals within the terms established for Members of the Boards of Directors in Chapter III of the Code of the Good Governance of SISTEMA MAPFRE.

- Meetings will be valid when attended by over one half of the members of the Committee (in person or by delegation) and the Chairman or Vice Chairman are present, or the Chairman formally indicates his/her consent. The Committee shall adopt its decisions by absolute majority of the members attending the meeting and whoever will chair the meeting shall have a casting vote.

- In case of vacancy, absence or illness of the Chairman and Vice-Chairman, the meeting shall be chaired by the eldest member. In case of vacancy, absence or illness of the Secretary, he/she shall be substituted by the youngest member.

- Whenever the Chairman deems that urgency or effectiveness needs so warrant, the Committee, if none of its members objects to it, may adopt decisions regarding specific proposals made to it by the Chairman without holding a formal meeting. For this purpose, the Secretary shall send the corresponding proposals and documentation to the members of the Committee by post, e-mail, courier, telegram, fax or any other appropriate means. Members shall communicate to the Secretary their opinion in favour or against these proposals by the same means within forty-eight hours since the reception of the documentation. Proposals agreed upon by the majority of the members shall be considered as approved. This procedure will be applicable, in particular, to the review of the financial information that must be furnished periodically to the financial markets and to official supervisory bodies.

- Minutes shall be taken for each meeting and they shall be approved by the Committee, either at the end of that meeting or in a later meeting, or by the Chairman of the meeting and by a member to whom the Chairman may delegate this authority.

  The minutes shall be signed either by the Secretary of the Committee or of the meeting, by whoever chaired the meeting and, when applicable, by the member of the Committee who has approved them by delegation.

  Agreements taken in writing without a meeting shall be noted in the minute book through an acknowledgment signed by the Chairman, the Secretary and the speaker delegated for this purpose in the adopted agreements.

- The Secretary of the Committee shall send as early as possible all necessary notifications to the relevant governing bodies of the companies affected by the agreements adopted in the meeting.

- The Board of Directors of CORPORACIÓN MAPFRE and the Audit Committee of SISTEMA MAPFRE shall be informed of the main subjects discussed and of the agreements adopted by the Committee in their next subsequent meetings.

The statutes that presently govern the activities of the Audit Committee are subject to a wide-ranging update of the Code of Good Governance of SISTEMA MAPFRE, which aims to adopt all the new legal requirements concerning good governance and transparency. For this purpose, the Board of Directors of MAPFRE MUTUALIDAD, the parent company of SISTEMA MAPFRE, in its meeting held on 7 May 2003, resolved to set up a working team, which shall prepare a proposal with all the necessary changes to the Code and the articles of association. This proposal will be submitted for approval to the next General Shareholders' Meeting scheduled on the first week of March 2004. After its approval, this proposal will be sent to the Comisión Nacional del Mercado de Valores.

All the responsibilities of the Audit Committee as established by the aforementioned Law 44/2002, although not literally identical to those detailed in the previous pages, are being substantially fulfilled by the Audit Committee of CORPORACIÓN MAPFRE

since the enactment of that Law, as explained in the section regarding Corporate Governance contained in 2002 Annual Report.

The intention of the governing bodies of SISTEMA MAPFRE, in line with their heritage, is to continue advancing in the improvement of good governance and transparency. To that effect, they aim to include in its internal regulations all mandatory legal requirements, as well as all those recommendations that can be adapted to the distinctive characteristics of the structure of SISTEMA MAPFRE.

Madrid, 7 November 2003

COMISION NACIONAL DEL MERCADO DE VALORES, PASEO DE LA CATELLANA, 19. MADRID